SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL announces its 4Q16 earnings release schedule

São Paulo, January 31, 2017 - GOL Linhas Aéreas Inteligentes S.A. - "GLAI " or "Group" (BM&FBOVESPA: GOLL4 and NYSE: GOL), Brazil's largest air transportation and travel services group, announces its 4Q16 earnings release schedule.

4Q16 Earnings release
February 17, 2017 (before trading hours).
The release will be available on our website www.voegol.com.br/ir.

Conference Calls:

English	Portuguese
February 17, 2017	February 17, 2017
11:30 a.m. (US EST)	01:00 p.m. (US EST)
02:30 p.m. (Brasília time)	04:00 p.m. (Brasília time)
Phone: +1 (412) 317-5453	Phone: +55 (11) 3193-1001
+55 (11) 2820-4001
Code: GOL	Code: GOL
Replay phone: +1 (412) 317-0088	Replay phone: +55 (11) 3193-1012
Replay code: 10098733	Replay code: 1744820#
Webcast: click here	Webcast: click here

Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and webcast: A slide presentation will be available for viewing and downloading in our website www.voegol.com.br/ir and Engage-X platform. The conference calls will be live broadcast over the internet on the same website, remaining available after the event.

 Replay: A conference call replay facility will be available for 7 days.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its 4Q16 earnings release schedule

CONTACT

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GLAI - GOL Linhas Aéreas Inteligentes S.A. (www.voegol.com.br): Brazil's largest air transportation and travel services group, with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Latin America's largest low-cost and low-fare carrier, operating approximately 800 daily flights to 63 destinations, being 11 international in South America and the Caribbean. GOLLOG is the cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 800 locations worldwide. GLAI shares are traded on BM&FBOVESPA (GOLL4) and NYSE (GOL).

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.